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03024229

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME CML Microsystems PLC

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

**NEW ADDRESS ______________________

FILE NO. 82- 3176   FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dw

DATE : 7/1/03

File No: 82-3176



CML
Microsystems
Plc



CML Microsystems Plc

AR/S

REPORT AND ACCOUNTS

2003

Contents

The Year AT A GLANCE

	2003 £'000	2002 £'000
Turnover	12,387	16,247
(Loss)/Profit before tax	(322)	2,101
Shareholders' Funds	19,440	20,656
Earnings per Share	0.53p	12.51p
Dividend per Share	10.5p	10.5p

Summary OF OPERATIONS

CML Microsystems Plc was founded in 1968. In February 1984 its shares were admitted to the Unlisted Securities Market and in July 1996 its shares were admitted to the Official List of the London Stock Exchange.

The Group currently consists of six trading subsidiaries: CML Microcircuits (UK) Limited, CML Microcircuits (USA) Inc., CML Microcircuits (Singapore) Pte Ltd, Integrated Micro Systems Limited and Applied Technology (UK) Ltd. who form the semiconductor division which designs, manufactures and sells monolithic and other miniature electronic devices used in communication systems and Radio Data Technology Limited who design and produce data-communication equipment.

The Group's trading operations are located at Maldon, Witham, Rochester and Shepton Mallet in the UK, Winston-Salem, North Carolina in the USA, Singapore and in Shanghai, China.



1 Turnover

£20,617,455
£19,751,447
£21,719,181
£16,246,990
£12,387,140
1999
2000
2001
2002
2003

2 Profit/(loss) before tax

£1,328,840
£2,135,655
£5,324,383
£2,100,977
(£322,461)
1999
2000
2001
2002
2003

Five Year SUMMARY

3 Basic Earnings per Share


4.96p
10.73p
26.28p
12.51p
0.53p
1999
2000
2001
2002
2003

4 Shareholders' Net Assets per Share


119.65p
122.11p
139.50p
141.31p
132.97p
1999
2000
2001
2002
2003

George William Gurry
Aged 71, is Group Executive Chairman. He is a founder of the Company.

Nigel Graham Clark
Aged 49, joined the Group in August 1980. He was appointed Company Secretary in December 1983 and Group Financial Director in December 1985.

George James Bates
Aged 56, joined the Group in November 1971. He was appointed Group Director of Engineering in May 1994.

Christopher Arthur Gurry
Aged 39, joined the Group in 1994. He was appointed to the board in April 2000 as Business Development Director.

Ronald Jacob Shashoua
Aged 69, joined the Group as a Non-Executive Director in June 1996. Formerly of Casson Beckman, Chartered Accountants, Mr Shashoua was a corporate finance specialist partner and also held a number of management positions within the partnership, including Chief Executive.

Registered Office
Oval Park
Langford
Maldon
Essex CM9 6WG

Registrars and Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

ADR Depositary
The Bank of New York
ADR Division 22nd Floor
101 Barclay Street
New York NY 10286 USA

Auditors
Baker Tilly
Chartered Accountants
2 Bloomsbury Street
London WC1B 3ST

Directors AND ADVISORS

Stockbrokers
Evolution Beeson Gregory Limited
The Registry
Royal Mint Court
London EC3N 4LB

Financial Public Relations
Binns & Co Public Relations Ltd.
16 St Helen's Place,
London,
EC3A 6DF

Solicitors
Kidd Rapinet
14 & 15 Craven Street
London WC2N 5AD

Womble Carlyle Sandridge & Rice
200 West Second Street
Winston-Salem
North Carolina
USA

Bankers
Barclays Bank Plc
9 High Street
Colchester
Essex CO1 1DD



Chairman's STATEMENT

The results for the full trading year to 31st March 2003 reflect the uncertainty and reduced visibility that continue to be evident within the Group's principal trading markets. In my interim statement dated 19th November 2002, I stated that it would be challenging for the Group to avoid reporting a loss for the full year and I am disappointed to reveal that this has proven to be the case.

Although these results are in line with market expectations, the underlying product sales achieved into historically good geographical areas for the Group, such as Korea and parts of Europe, declined further in the second half and firm signs of a significant improvement are not yet apparent.

Trading during the final quarter of the year did stabilise and despite the now characteristic visibility problems that continue, activity in the Group's main market areas does not appear to be declining further. This does however reflect the trend that your Company saw towards the end of the prior financial year and caution must be exercised in the absence of any clear market indicators.

Group turnover for the year amounted to £12.387m which represents a 24% reduction on the prior year (2002: £16.247m). The principal reason for the shortfall can be attributed to significantly reduced shipments of products across most territories and in each of the Group's principal market categories.

As a result of these reduced sales levels, an operating loss of £0.649m was reported for the second half (2002: £0.51m) resulting in a full year operating loss of £0.578m (2002: £1.588m profit).

Due to a decline in interest rates and cash reserves, interest received fell to £256k (2002: £513k). Other operating income was up with the two principal components of this category being the repayment of a debt previously provided against (£500k) and income from the rental of properties.

Appropriate management of the Group's resources without negatively impacting performance levels is a key objective for your Directors. Excluding R&D expenditure, underlying operating costs for the year were reduced by 11% to £7.36m (2002: £8.24m).

A pre-tax loss of £322k (2002: £2.101m profit) is reported for the full year.

The Group continues to benefit from R&D Tax Credit Legislation. This benefit coupled with non-taxable income has resulted in a positive tax charge and a profit after tax for the year of £80k (2002: £1.818m).

With the decline in after-tax profit, basic earnings per share fell to 0.53p (2002: 12.51p) although, as for the prior year, the extent of the decline was diminished by the Group's improved tax position.

Cash reserves at the year-end fell to £9.599m (2002: £11.773m). The majority of this reduction is attributable to the dividend payment and the decline in the US Dollar rate over the trading period. Cash-flow from trading operations was positive after taking into account other income. Cash per share fell to 65.65p (2002: 80.54p).

As a result of certain properties no-longer being used for trading activities they have been let to third-parties and accordingly, the accounting treatment of these properties has changed to comply with SSAP 19, 'Accounting for Investment Properties'. The revaluation of these properties has resulted in a value increase of £0.986m, which has been posted to Revaluation Reserve.

Despite these challenging conditions, the Group has a policy of focussed investment in product development. For 2003, R&D activities for the year increased and expenditure amounted to £2.28m, an advance of just over 17% (2002: £1.94m).

In recommending a maintained dividend for the year of 10.5p per share (2002: 10.5p per share), your Directors are reaffirming their belief that the Group's financial stability and operational strengths are considered satisfactory to return to growth. The dividend, if approved, will be payable on 1st August 2003 to all shareholders registered on 4th July 2003.

The Group's UK semiconductor operation, CML Microcircuits (UK) Ltd, posted a significant overall decline in sales during the year. A number of countries serviced by the UK company returned disappointing year-on-year figures, with Korea, Italy and Spain posting the largest shortfalls. That said, your Company is active in ensuring it is fully capable of exploiting opportunities in these markets as conditions improve.

Sales into the Americas via CML Microcircuits (USA) Inc. persisted at reduced levels after the interim stage. The operation continues to benefit from reorganisation activities instigated during the last 18 months and is well positioned to serve the territory as conditions pick up. Your Directors are fully committed to ensuring that the US operation plays an increasing role in the future success of the Group.

Territories served by the Group's Singaporean subsidiary showed much greater resilience than the rest of the world. As I reported at the interim stage, China is becoming an increasingly important market for the Group and the formation of an office in Shanghai during the year was completed. The contribution to Group turnover from CML Microcircuits (Singapore) Ltd increased on the prior year, with China and Hong Kong contributing the most. It remains to be seen if the recent SARS health issue in the region will adversely affect the Group's prospects for the coming year.

Your Company formed a new subsidiary during the year, Applied Technology (UK) Ltd and by 31st March the operation was fully staffed in accordance with initial objectives. This expansion brings specialist RF and software skills to the Group and will allow your Company to better exploit emerging opportunities within existing and new semiconductor target markets.

As I have stated, activity within the Company's target market categories and territories is, on the whole, at reduced levels. Indications of an upturn in the first six months of the current year are lacking, but I remain confident that the Group is well placed to respond appropriately to conditions as they change.

I cannot close without mentioning the vital contribution that the Group's employees have made to the stability and success of your Company. Your Directors and I would like to extend sincere thanks and appreciation for their loyal support and committed efforts throughout the year.

G W Gurry

Chairman



The directors submit their Report and Group financial statements for the year ended 31st March 2003.

Statement of Directors' Responsibilities in respect of the Financial Statements

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the directors are required to:

a) select suitable accounting policies and apply them consistently;
b) make estimates and judgements which are reasonable and prudent;
c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
d) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Principal Activities

The Group designs, manufactures and markets a range of electronic products for use in the communications industries.

Business Review and Future Developments

Business review details and an indication of likely future developments are contained in the Chairman's Statement on page 4.

Results

The results for the year are set out in the Group profit and loss account on page 12. The Group's pre-tax losses were (£322,461) (2002 - £2,100,977) and the profit attributable to Ordinary shareholders was £77,150 (2002 - £1,829,045).

Dividends

The directors propose a dividend of £1,535,428 for the year (2002 - £1,535,313) payable on 1st August 2003. This is equivalent to 10.5p per 5p Ordinary share (2002 - 10.5p per 5p Ordinary share).

Research and Development

The Group actively reviews developments in its markets with a view to taking advantage of the opportunities available to maintain and improve its competitive position.

Directors and their Interests

The directors of the Company at 31st March 2003 all of whom have served throughout the year unless otherwise stated, together with their beneficial interests in the shares of the Company were:

	Ordinary Shares of 5p each	
	31st March 2003	31st March 2002
G.W. Gurry	4,382,182	4,382,182
N.G. Clark	102,147	98,811
G.J. Bates	44,409	44,409
C.A. Gurry	405,061	405,061
R.J. Shashoua	64,371	64,371

Details of the share options granted to directors are disclosed in the Directors' Remuneration Report.

The above interests in the ordinary share capital of the Company are beneficial other than Mr G. W. Gurry's holding which includes 1,400,000 (2002 - 1,400,000) shares held by him as trustee in a non-beneficial capacity. On 8th April 2003, Mr G. W. Gurry transferred a further 300,000 Ordinary shares of the Company into family trusts increasing the number of shares held by him in a non-beneficial capacity to 1,700,000. Other than the above transfer there have been no changes in the directors' interests in shares or share options between 1st April 2003 and 9th June 2003.

There are no contracts of significance in which the directors have an interest.

Report OF THE DIRECTORS

Substantial Shareholdings

Other than the directors' interests shown on page 6 the Company has been advised of the following substantial holdings as at 9th June 2003:

Liontrust Asset Management Plc	12.75%
M & G Investment Management Ltd.	10.40%
Eaglet Investment Trust Plc	3.56%
Standard Life Investments	3.17%
Fidelity International Limited	3.03%

Payment of Creditors

It is the Company's policy to negotiate payment terms with its suppliers in all sectors and to ensure that they know the terms on which payment will take place when the business is agreed. It is our policy to abide by these terms. The Company has no trade creditors outstanding at the end of the financial year and therefore the Company's practice in respect of the year with regard to its payment of creditors, as defined by the Companies Act 1985, has been zero days.

Annual General Meeting

The notice of the Annual General Meeting sets forth resolutions for the customary Ordinary Business and also Special Business comprising one Ordinary Resolution and one Special Resolution relating to the following matters:

Ordinary Resolution

The renewal of the authority granted at the Annual General Meeting of the Company held on 31st July 2002 for the Company to purchase its own shares.

Special Resolution

The renewal of the authority granted at the Annual General Meeting of the Company held on 31st July 2002 for the directors to allot shares free of statutory pre-emption rights up to a nominal amount of £36,500.

Disabled Employees

The Company makes every reasonable effort to ensure that disabled employees receive equal opportunities and are not discriminated against on the grounds of their disability.

Employee Involvement

The Company encourages employees to participate directly in the success of the business through a free flow of information and ideas.

Auditors

A resolution to re-appoint Baker Tilly, Chartered Accountants, auditors of the Company, will be put to the members at the Annual General Meeting.

By order of the Board
N.G. Clark
Secretary; 16th June 2003



Introduction

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 which introduced new statutory requirements for the disclosure of directors' remuneration in respect of periods ending on or after 31 December 2002.

As required by the Remuneration Report Regulations, a resolution to approve the Directors' Remuneration Report will be proposed at the forthcoming Annual General Meeting of the Company at which the financial statements will be approved. The vote will have advisory status, will be in respect of the remuneration policy and overall remuneration packages and will not be specific to individual levels of remuneration.

Remuneration Committee

The Board has established a Remuneration Committee comprising G. W. Gurry and N. G. Clark.

Executive Remuneration Policy

The Group aims to ensure that the executive remuneration arrangements are in line with the Group's overall practice on pay and benefits and having regard to the size and nature of the business, are competitive and designed to attract, retain and motivate executive directors of high calibre.

Basic Annual Salary

The basic salary of each director is determined by taking into account the director's experience, responsibility, value to the organisation and mutual value. In deciding appropriate levels, the Committee takes account of information from various sources, both internal and external, to ensure that the level of basic salary is appropriate.

Annual Bonus

The Committee establishes the objectives for each financial year where a cash bonus might be paid. The Committee believes that any incentive should be tied to the overall profitability and progress of the Group. No bonus payments were made during the year.

Long Term Incentive Plans

The Company has no long term incentive plans for executive directors.

Benefits in Kind

The executive directors receive certain benefits in kind, principally a car and private medical insurance.

Pension Arrangements

All executive directors except G W Gurry are members of the Company's defined benefit pension scheme. The Company's contribution to the scheme is 12.1% of salary for all members. Life insurance cover and widows death in service cover is provided under the scheme. No Company contributions were made towards the money purchase pension scheme during the year.

Share Options

No separate share option scheme exists purely for executive directors and they therefore only participate in share option plans that are eligible to all employees. The Committee believes that share option schemes for all employees maximise shareholder value over time and therefore no specific performance conditions attach to the number of options granted to executive directors on an individual basis.

Remuneration (audited)

Individual directors' remuneration was as follows:

	2003				2002			
	Salary	Benefits in kind	Total	Pension contributions	Salary	Benefits in kind	Total	Pension contributions
	£	£	£	£	£	£	£	£
G. W. Gurry	132,000	18,278	150,278	-	142,000	13,783	155,783	-
N. G. Clark	230,000	43,549	273,549	25,760	230,000	36,041	266,041	25,760
G. J. Bates	155,000	32,074	187,074	17,360	155,000	29,197	184,197	17,360
C. A. Gurry	135,000	20,893	155,893	15,120	135,000	14,046	149,046	15,120
R. J. Shashoua	16,000	-	16,000	-	16,000	-	16,000	-
	668,000	114,794	782,794	58,240	678,000	93,067	771,067	58,240

The actual benefits made available to directors did not change during the year and the increase in benefit value shown above is entirely due to higher taxation assessments.

Share Options (audited)

The following directors had interests in options to subscribe for ordinary shares as follows:

	Number of options at 1st April 2002	Exercised during year	Granted during the year	Number of options at 31st March 2003	Exercise price	Market price at date of exercise	Exercise date
G. W. Gurry	-	-	-	-	-	-	-
N. G. Clark	20,000	-	-	20,000	£1.47½	-	26th June 2000 to 25th May 2004
	15,000	-	-	15,000	£2.92½	-	14th June 2003 to 13th May 2007
G. J. Bates	15,000	-	-	15,000	£2.92½	-	14th June 2003 to 13th May 2007
R. J. Shashoua	-	-	-	-	-	-	-
C. A. Gurry	15,000	-	-	15,000	£1.47½	-	26th June 2000 to 25th May 2004
	15,000	-	-	15,000	£2.92½	-	14th June 2003 to 13th May 2007
	80,000	-	-	80,000			

Options are granted at an exercise price not less than the market price on the last dealing day prior to the date of grant and, under normal circumstances, remain exercisable between the third and seventh anniversaries of the date of grant. The share option schemes cover all Group employees, not just the directors. Further details are provided in note 19 to the financial statements.
The market price of the Company's shares on 31st March 2003 was 135p (2002 - 297.5p) and the range for the year was 297.5p to 102.5p.

Pensions (audited)

The Group operates several pension schemes throughout the United Kingdom and overseas in which some of the directors are included. Full details of these schemes are given in note 10 to the financial statements.
The number of directors who were members of pension schemes operated by the Company was:

	2003 No.	2002 No.
Money Purchase Scheme	4	4
Defined Benefit Scheme	3	3

The following directors were members of the defined benefit scheme operated by the Company during the year. Pension entitlements and corresponding transfer values increased as follows during the year:

	Total accrued pension at 31 March 2003 £	Increase in accrued pension £	Transfer value of net increase in accrual over period £	Transfer value of accrued pension at 31 March 2002 £	Transfer value of accrued pension at 31 March 2003 £	Total change in transfer value during period £
N. G. Clark	84,014	905	27,305	451,866	488,371	36,505
G. J. Bates	64,464	2,679	11,994	526,013	544,216	18,203
C. A. Gurry	12,960	1,830	9,537	41,373	54,798	13,425

Non-Executive Directors

The fees payable to non-executive directors are designed to recognise the responsibility and reward the expertise and ability of the individual.

Directors' Service Contracts

No director has a service contract with the Company nor are they appointed for a specific term of office. Directors are subject to reappointment at the first Annual General Meeting after their appointment and thereafter, apart from the Managing Director, one third of the remaining directors shall retire by rotation at the Annual General Meeting.



Company's Performance

The graph below shows the average total shareholder returns of the companies comprising the FTSE All Share Index and of the Company for the last five years. This was selected because it was the only index with data available for five years which in the opinion of the Board is most appropriate for the Company for the purpose of a benchmark.


400
300
200
100
0
-100
CML
All Share Index
Mar 1998
Jun 1998
Sep 1998
Dec 1998
Mar 1999
Jun 1999
Sep 1999
Dec 1999
Mar 2000
Jun 2000
Sep 2000
Dec 2000
Mar 2001
Jun 2001
Sep 2001
Dec 2001
Mar 2002
Jun 2002
Sep 2002
Dec 2002
Mar 2003

On behalf of the Board of Directors
Nigel G. Clark
Director and Company Secretary
16th June 2003

Corporate GOVERNANCE

Principles of Good Governance

Directors

The Group is led and controlled by an effective Board, which comprises four executive directors and one independent non-executive director.

George Gurry performs the roles of both Chairman and Chief Executive, although the close involvement in all operational matters of the other executive directors ensures that there is an appropriate balance of power and authority.

Board meetings are held on a regular basis and all directors participate in the key areas of decision making, including the appointment of new directors, although there is no separate nomination committee due to the current size of the Board. The Board receives timely information on all material aspects about the Group to enable it to discharge its duties.

The Board does not have a formal schedule of matters specifically reserved to it for decision. There is no agreed formal procedure for the directors to take independent professional advice at the Company's expense.

All directors except for George Gurry submit themselves for re-election at the Annual General Meeting at regular intervals. There are no specific terms of appointment for non-executive directors.

Remuneration Committee

The Remuneration Committee consists of the Chairman and Finance Director who are responsible for considering and approving terms of service, remuneration, bonuses, share options and other benefits of all directors. This is done having regard to the size and nature of the business and the importance of retaining and motivating management.

Relations with Shareholders

The Chairman, Finance Director and Business Development Director are the Company's principal spokesmen with investors, fund managers, the press and other interested parties.

At the Annual General Meeting, private investors are given the opportunity to question the Board and to meet them afterwards.

Accountability and Audit

The Board believes that it presents a balanced and understandable assessment of the Group's position and prospects.
Due to the current size of the Board, the Company does not have an Audit Committee.
The Finance Director is responsible for reviewing the scope and results of the audit and its cost effectiveness and the independence and objectivity of the auditors.

Internal Controls

The Combined Code specifies that the directors should at least annually conduct a review of the effectiveness of the Group's system of internal controls and should report to shareholders that they have done so. This extended the previous requirement in respect of internal financial controls to cover all controls including financial, operational, compliance and risk management.

The Group maintains systems of internal control to safeguard the shareholders' investment and the Group's assets, and to facilitate the effective and efficient operation of the Group. These systems enable the Group to respond appropriately and in a timely fashion, to significant business, operational, financial, compliance and other risks which may otherwise prevent the achievement of the Group's objectives. The Board has yet to carry out a full formal assessment of all business risks in line with published guidance by the Turnbull Committee and is therefore unable to state that it has adhered fully to the guidance on internal controls. However, the Board recognises that the Group operates in highly competitive markets that can be affected by factors and events outside its control and accordingly, a review of certain financial, operational and compliance risks covering both the UK and overseas businesses was undertaken during the year. The Board is committed to reducing risks arising, wherever possible and therefore intends to expand the scope of this review during the forthcoming year.
The directors are also responsible for the Group's system of internal financial control. Although no system of internal financial control can provide absolute assurance against material misstatement or loss, the Group's systems are designed to provide the directors with reasonable assurance that problems are identified on a timely basis and dealt with appropriately. The key procedures that have been established and which are designed to provide effective internal financial control are as follows:

Management Structure - The Board of Directors meets regularly to discuss all material issues affecting the Group.

Investment Appraisal - The Group has a clearly defined framework for capital expenditure requiring approval by key personnel and the Board where appropriate.

Budgets and Forecasts - Budgets and forecasts are approved by the Board for each individual subsidiary and are reviewed regularly and updated where necessary throughout the year.

The Board has reviewed the effectiveness of the system of internal financial control as it has considered the major business risks and the control environment. No significant control deficiencies were reported during the year. No weaknesses in internal financial control have resulted in any material losses, contingencies or uncertainty.

Code of Best Practice

In implementing the principles of good governance in accordance with the above statements, the Company has complied throughout the year ended 31st March 2003 with the Code of Best Practice contained within the Combined Code in all respects other than those identified and explained above.

Going Concern

The directors have reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.



Group

PROFIT AND LOSS ACCOUNT
for the year ended 31st March 2003

	Notes		2003 £		2002 £
Turnover	2		12,387,140		16,246,990
Cost of sales	3		(4,064,233)		(4,685,802)
Gross Profit			8,322,907		11,561,188
Distribution costs and administrative expenses	3		(9,634,239)		(10,184,213)
			(1,311,332)		1,376,975
Other operating income	3		732,836		211,391
Operating (Loss)/Profit			(578,496)		1,588,366
Interest receivable	6		256,035		512,611
(Loss)/Profit on Ordinary Activities before Taxation			(322,461)		2,100,977
Tax on (loss)/profit on ordinary activities	7		402,656		(283,294)
Profit on Ordinary Activities after Taxation					
Parent company		942,147		979,291	
Subsidiary undertakings		(861,952)		838,392	
			80,195		1,817,683
Minority interests			(3,045)		11,362
Profit for the Financial Year			77,150		1,829,045
Proposed dividend	8		(1,535,428)		(1,535,313)
Retained (Loss)/Profit for the Year	20		(1,458,278)		293,732
Earnings per Share					
Basic	9		0.53p		12.51p
Diluted	9		0.53p		12.33p
Statement of Total Recognised Gains and Losses					
Profit for the financial year			77,150		1,829,045
Unrealised surplus on revaluation of properties			985,604		-
Currency translation differences on foreign currency net investments			(746,937)		(31,014)
Total gains and losses recognised since last Report and Accounts			315,817		1,798,031

Turnover and operating profit in the current year and prior year all derive from continuing operations.

Group BALANCE SHEET
at 31st March 2003

	Notes	2003 £	2003 £	2002 £	2002 £
Fixed Assets					
Tangible assets	11		9,936,905		9,280,030
Current Assets					
Stocks	13	1,325,768		1,632,475	
Debtors	14	2,479,604		2,079,019	
Investments	15	8,255,376		9,207,284	
Cash at bank and in hand		1,343,660		2,566,071	
		13,404,408		15,484,849	
Creditors: Amounts falling due within one year	16	(3,324,535)		(3,576,990)	
Net Current Assets			10,079,873		11,907,859
Total Assets less Current Liabilities			20,016,778		21,187,889
Provisions for liabilities and charges	18		(573,379)		(531,684)
Net Assets			19,443,399		20,656,205
Capital and Reserves					
Called up share capital	19		731,029		730,901
Share premium account	20		3,240,909		3,237,277
Capital redemption reserve	20		254,730		254,730
Revaluation reserve	20		985,604		-
Profit and loss account	20		14,228,082		16,433,297
Shareholders' Funds	20		19,440,354		20,656,205
Minority interests			3,045		-
			19,443,399		20,656,205

Approved by the Board on 16th June 2003 and signed on its behalf by

G.W. Gurry

N.G. Clark

Directors



Group

CASH FLOW STATEMENT
for the year ended 31st March 2003

	Notes	2003 £	2003 £	2002 £	2002 £
Net cash inflow from operating activities	24		14,878		2,932,146
Returns on investments and servicing of finance					
Interest received			256,035		512,611
Taxation					
UK corporation tax paid		(61,931)		(720,213)	
Overseas tax refunded/(paid)		185,071		(142,494)	
			123,140		(862,707)
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		(351,575)		(285,826)	
Proceeds from sale of tangible fixed assets		12,470		123,205	
			(339,105)		(162,621)
Equity dividends paid			(1,535,161)		(1,534,473)
Net cash (outflow)/inflow before financing			(1,480,213)		884,956
Financing					
Issue of ordinary share capital			3,760		11,800
(Decrease)/increase in cash	24		(1,476,453)		896,756

Company BALANCE SHEET
at 31st March 2003

	Notes	2003 £	2003 £	2002 £	2002 £
Fixed Assets					
Tangible assets	11		8,402,728		7,484,839
Investments	12		1,633,072		1,774,407
			10,035,800		9,259,246
Current Assets					
Debtors	14	21,608		2,256	
Cash at bank and in hand		304,594		122,177	
		326,202		124,433	
Creditors: Amounts falling due within one year	16	(1,796,588)		(1,764,525)	
Net Current Liabilities			(1,470,386)		(1,640,092)
Total Assets less Current Liabilities			8,565,414		7,619,154
Provisions for liabilities and charges	18		(676,456)		(626,279)
Net Assets			7,888,958		6,992,875
Capital and Reserves					
Called up share capital	19		731,029		730,901
Share premium account	20		3,240,909		3,237,277
Capital redemption reserve	20		254,730		254,730
Merger reserve	20		315,800		315,800
Revaluation reserve	20		985,604		-
Profit and loss account	20		2,360,886		2,454,167
Shareholders' Funds	20		7,888,958		6,992,875

Approved by the Board on 16th June 2003 and signed on its behalf by

G.W. Gurry

N.G. Clark

Directors



1 ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards.

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements.

a Basis of accounting

The financial statements have been prepared under the historical cost convention with the exception of investment properties which are carried at valuation.

b Turnover

Turnover represents the total amount receivable by the Group for sale of its products to third parties, excluding Value Added Tax.

c Basis of consolidation

These financial statements incorporate the financial statements of the Company and its subsidiary undertakings. No profit and loss account is presented for CML Microsystems Plc as provided by Section 230(3) of the Companies Act 1985.

d Goodwill

Purchased goodwill is capitalised, classified as an asset and amortised over its useful economic life. Prior to the introduction of FRS 10, "Goodwill and Intangible Assets", the Group's policy for goodwill arising on acquisition of a subsidiary undertaking was to write it off directly against reserves.

e Tangible Fixed Assets

All tangible fixed assets, other than investment properties, are stated at historical cost.

Depreciation is provided on all tangible fixed assets other than freehold land and investment properties at rates calculated to write each asset down to its estimated residual value evenly over its expected useful life, as follows:

Freehold and long leasehold premises		-2% straight line
Short leasehold premises		-period of the lease
Plant and equipment:	Fixtures and fittings	-20% reducing balance
	Other equipment	-20% & 25% straight line
Motor vehicles		-25% straight line

Investment properties are revalued annually by the directors and every third year by independent Chartered Surveyors on an existing use, open market basis. No depreciation is provided on freehold investment properties or on leasehold investment properties where the unexpired lease term exceeds 20 years.

Investment properties are accounted for in accordance with SSAP 19, "Accounting for Investment Properties", which provides that these should not be subject to periodic depreciation charges, but should be shown at open market value. This is contrary to the Companies Act 1985 which states that, subject to any provision for depreciation or diminution in value, fixed assets are normally to be stated at purchase price .

The treatment of investment properties under the Companies Act does not give a true and fair view as these assets are not held for consumption in the business but as investments, the disposal of which would not materially affect any trading operations of the enterprise. In such a case it is the current value of these investments, and changes in that current value, which are of prime importance. Consequently, for proper appreciation of the financial position, the accounting treatment required by SSAP 19 is considered appropriate for investment properties.

Details of the current value and historical cost information for investment properties are given in Note 11.

f Stocks

Stocks are valued on a first in, first out basis and are stated at the lower of cost and net realisable value. In respect of work in progress and finished goods, cost comprises direct materials, direct labour and a proportion of overhead expenses appropriate to the business.

g Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occured at the balance sheet date. Timing differences are differences between the group's taxable profits and its results as stated in the financial statements.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recoverable against suitable taxable profits in the future.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

h Foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rates ruling at the date of the transactions. All differences are taken to the profit and loss account.

The financial statements of the overseas subsidiaries are translated into sterling at the rate of exchange ruling at the balance sheet date. Translation differences are dealt with through reserves.

i Research and development

Research and development expenditure is charged to the profit and loss account when it is incurred.

j Investments

Fixed asset investments are stated at cost less any provision for diminution in value. Investments held as current assets are stated at the lower of cost and net realisable value.

k Pensions

Contribitions to defined contribution schemes are charged to the profit and loss account as incurred.

The expected cost of pensions in respect of the Group's defined benefit pension scheme is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the scheme. Variations from the regular cost are spread over the remaining service lives of current employees in the scheme.

l Operating leases

Rental payments under operating leases are charged to the profit and loss account on a straight line basis.

2 TURNOVER

The turnover for the year derives from the same class of business as noted in the report of the directors.

	2003	2002
	£	£
Geographical classification of turnover:		
United Kingdom	1,323,313	1,374,682
Europe	3,017,643	4,701,720
Far East	5,114,943	6,511,430
Americas	1,687,851	2,073,938
Others	1,243,390	1,585,220
	12,387,140	16,246,990

Further segmental information has not been given since in the opinion of the directors, this might be seriously prejudicial to the commercial interests of the Group.



3 OPERATING (LOSS)/PROFIT

	2003 £	2003 £	2002 £	2002 £
Operating (loss)/profit is stated after charging or crediting:				
Cost of Sales				
Depreciation		62,558		158,467
Distribution costs		1,967,278		1,955,496
Administrative expenses				
Depreciation	562,005		609,715	
Auditors' remuneration	80,045		87,841	
Auditors' non audit fees	12,000		33,000	
Rentals under operating leases:				
Land and buildings	105,293		99,449	
Other operating leases	23,572		-	
Research and development	2,276,048		1,942,455	
Other expenses	4,607,998		5,456,257	
		7,666,961		8,228,717
		9,634,239		10,184,213
Other operating income:				
Rental Income		219,690		127,745
Profit on sale of tangible fixed assets		5,800		28,924
Profit from repayment of debt previously provided		500,000		-
Other income		7,346		54,722
		732,836		211,391

4 EMPLOYEES

	2003 £	2002 £
Staff costs, including directors, during the year amounted to:		
Wages and salaries	6,464,392	6,589,965
Social security costs	534,916	710,797
Other pension and health care costs	968,097	862,062
	7,967,405	8,162,824

The average number of employees, including directors, during the year was:

	2003 No.	2002 No.
Administration	32	35
Engineering	61	56
Manufacturing	74	82
Selling	35	32
	202	205

5 DIRECTORS' EMOLUMENTS

Directors' emoluments	2003 £	2002 £
Remuneration (including fees)	782,794	771,067
Pension contributions - defined benefit scheme	58,240	58,240
	841,034	829,307

Further details on directors' emoluments can be found in the Directors' Remuneration report.

6 INTEREST RECEIVABL E

	2003 £	2002 £
Bank interest	256,035	512,611

7 TAX ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

(a) Analysis of tax (credit)/charge in period	2003 £	2002 £
Current tax		
UK corporation tax on results of the period	(539,621)	44,619
Adjustment in respect of previous periods	(31,725)	(1,043)
	(571,346)	443,576
Foreign tax on results of the period	126,995	(161,966)
Total current tax (note 7(b))	(444,351)	281,610
Deferred tax Origination and reversal of timing differences	41,695	1,684
Tax (credit)/charge on (loss)/profit on ordinary activities	(402,656)	283,294

The UK corporation tax credit arising on the results for the year relates to tax repayable on the carry back of losses and the claiming of research and development tax credits.

(b) Factors affecting tax (credit)/charge for period Tax assessed for the period is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below	2003 £	2002 £
(Loss)/Profit on ordinary activities before tax	(322,461)	2,100,977



7 TAX ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES (continued)

(Loss)/Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2002: 30%)	(96,738)	630,293
Effects of:		
Income not taxable	(147,408)	(37,470)
Capital allowances in excess of depreciation	(52,623)	(11,990)
Research and development tax credit	(118,352)	(257,171)
Losses not utilised	23,786	-
Higher tax rates on earnings in the USA	5,108	(21,666)
Lower tax rates on earnings in Singapore	(26,399)	(14,343)
Reduction in tax rate from small companies rate	-	(5,000)
Adjustments to tax charge in respect of previous periods	(31,725)	(1,043)
Current tax (credit)/charge for period (note 7(a))	(444,351)	281,610

(c) Factors that may affect future tax charges
No provision has been made for deferred tax on gains recognised on revaluing investment properties to their market value. Such tax would become payable only if the properties were sold without it being possible to claim rollover relief. The total amount unprovided for is £295,000. At present, it is not envisaged that any tax will become payable in the foreseeable future.

8 PROPOSED DIVIDEND

	2003	2002
	£	£
10.5p per Ordinary share of 5p (2002 - 10.5p per Ordinary share of 5p)	1,535,428	1,535,313

9 EARNINGS PER ORDINARY SHARE

The calculation of basic earnings per share is based on the earnings attributable to ordinary shareholders, divided by the weighted average number of shares in issue during the year.

The calculation of diluted earnings per share is based on the basic earnings per share, adjusted to allow for the issue of shares on the assumed conversion of all dilutive options.

Reconciliation of the earnings and weighted average number of shares used in the above calculations is set out below:

	Earnings	Weighted average number of shares	Earnings per share	Earnings	Weighted average number of shares	Earnings per share
	2003	2003	2003	2002	2002	2002
	£		p	£		p
Basic earnings per share	77,150	14,619,941	0.53	1,829,045	14,615,029	12.51
Diluted earnings per share						
Basic earnings per share	77,150	14,619,941	0.53	1,829,045	14,615,029	12.51
Dilutive effect of share options	-	-	-	-	212,816	(0.18)
Diluted earnings per share	77,150	14,619,941	0.53	1,829,045	14,827,845	12.33

10 PENSIONS

The Group has continued to account for pensions in accordance with SSAP 24. The disclosures given below are those required by that standard. FRS 17 Retirement Benefits was issued in November 2000 but will not be fully mandatory for the Group and the Company until the year ended 31st March 2006. Prior to this, phased transitional disclosures are required. The required disclosures are shown below.

The Group operates several pension schemes in the UK and the US. The majority of the Group's employees in the UK are members of a defined benefit scheme and the majority of the Group's employees in the US are in a 401(k) trustee profit sharing plan. All schemes are administrated by Trustees and are independent of the Group's finances.

10 PENSIONS (continued)

The latest triennial actuarial valuation of the defined benefit scheme in the UK at 1st April 2002, using the projected unit method, disclosed assets with a market value of £7,515,000, equivalent to 92% of the accrued liabilities, after allowing for expected future increases in earnings. The main actuarial assumptions used were: Investment return 6.75% p.a. pre-retirement, 5.75% post retirement; General growth in salaries 4.25% p.a.; Pensions accrued prior to 6th April 1997 will increase in payment at 3.0% p.a. compound; Limited price indexation 3.0% p.a. with a minimum of 3.0%; Early leaver indexation 2.75% p.a. As at 1st April 2002 the Minimum Funding Requirement ("MFR") calculation showed a funding level of 124%.

The total contributions to the schemes over the year was:

	2003	2002
Pension costs	£	£
UK defined benefit pension scheme:		
Regular cost	593,075	436,697
Variations from regular cost	-	-
Total UK defined benefit pension cost	593,075	436,697
UK defined contribution pension cost	40,909	50,426
US 401(k) profit sharing plan	125,383	171,412
	759,367	658,535

Pension disclosures under FRS 17

The Group operates a defined benefit scheme in the UK. The triennial actuarial valuation carried out as at 1st April 2002 has been updated to 31st March 2003 by a qualified independent actuary. The major assumptions used by the actuary were (in nominal terms):

	2003	2002
Pensionable salary growth	3.00%	3.00%
Pension escalation in payment		
(Limited Price Indexation with a minimum of 3%)	3.00%	3.00%
Discount rate	5.50%	6.00%
Inflation assumption	2.25%	2.75%

The scheme was closed to new members on 1st April 2002 and employees have the option of joining a defined contribution scheme. Under the projected unit method of valuation, the current service cost will increase as members approach retirement.

On full compliance with FRS17 on the basis of the above assumptions, the amounts which would have been charged to the profit and loss account and the statement of total recognised gains and losses for the year to 31st March 2003 are as follows:

Profit and loss account	£
Operating loss	
- current service cost	(395,000)
- total operating charge	(395,000)
Other finance income	
- expected return on pension scheme assets	528,000
- interest on pension scheme liabilities	(488,000)
- net return	40,000
Statement of total recognised gains and losses	
Actual return less expected return on pension scheme assets	(2,000,000)
Experience gains and losses arising on the scheme liabilities	70,000
Changes in assumptions underlying the present value of scheme liabilities	(1,047,000)
Net actuarial gain/(loss) recognised in statement of total recognised gains and losses	(2,977,000)



10 PENSIONS (continued)

History of experience gains and losses:	For the year to 31st March 2003
Difference between expected and actual return on scheme assets:	£(2,000,000)
- as a percentage of scheme assets	(30%)
Experience gains and losses on scheme liabilities:	£70,000
- as a percentage of present value of scheme liabilities	1%
Total amount recognised in Statement of Total Recognised Gains and Losses:	£(2,977,000)
- as a percentage of present value of scheme liabilities	(30%)

The assets in the scheme and the expected rates of return were:

	2003 Value £	Expected rate of return %	2002 Value £	Expected rate of return %
Equities	4,295,000	8.00	4,780,000	7.25
Bonds (including Gilts)	1,315,000	5.00	1,820,000	5.75
Property	685,000	7.00	670,000	7.25
Cash	280,000	4.00	230,000	4.00
Total market value of assets	6,575,000		7,500.000	
Present value of scheme liabilities	(9,795,000)		(7,900,000)	
Deficit in the scheme	(3,220,000)		(400,000)	
Related deferred tax asset	966,000		120,000	
Net pension liability	(2,254,000)		(280,000)	

The analysis of the movement in the scheme deficit during the year calculated in accordance with FRS17 is as follows:

	£
Deficit at 1st April 2002	(400,000)
Movement in year:	
Current service cost	(395,000)
Contributions paid by employer	512,000
Other finance income	40,000
Actuarial loss	(2,977,000)
Deficit at 31st March 2003	(3,220,000)

Under the projected unit method of actuarial valuation prescribed by FRS17 the current service cost will increase as the members of the scheme approach retirement.
If the pension scheme deficit calculated as above in accordance with FRS17 had been recognised in the financial statements the company's net assets and profit and loss account reserves would have been disclosed as follows:

	2003 £	2002 £
Net assets excluding pension deficit	19,443,399	20,656,205
Pension deficit (net of deferred tax)	(2,254,000)	(280,000)
Net assets including pension deficit	17,189,399	20,376,205
Profit and loss account reserves excluding pension deficit	14,228,082	16,433,297
Pension deficit (net of deferred tax)	(2,254,000)	(280,000)
Profit and loss account reserves including pension deficit	11,974,082	16,153,297

11 TANGIBLE FIXED ASSETS

	Investment Properties £	Freehold Land and Buildings £	Long Leasehold Land and Buildings £	Short Leasehold Buildings £	Plant and Equipment £	Motor Vehicles £	TOTAL £
Group							
Cost							
At 1st April 2002	-	7,694,438	1,485,471	17,753	9,564,738	650,212	19,412,612
Transfers	2,791,505	(1,306,034)	(1,485,471)	-	-	-	-
Additions	-	7,573	-	-	301,361	42,641	351,575
Disposals	-	-	-	-	(59,532)	(43,567)	(103,099)
Revaluation	358,495	-	-	-	-	-	358,495
Exchange difference	-	(84,646)	-	-	(173,634)	(1,507)	(259,787)
At 31st March 2003	3,150,000	6,311,331	-	17,753	9,632,933	647,779	19,759,796
Depreciation							
At 1st April 2002	-	957,143	291,712	13,859	8,516,793	353,075	10,132,582
Transfers	627,109	(335,397)	(291,712)	-	-	-	-
Charge for the year	-	95,958	-	2,750	369,787	156,068	624,563
Relating to disposals	-	-	-	-	(57,565)	(38,864)	(96,429)
Revaluation	(627,109)	-	-	-	-	-	(627,109)
Exchange difference	-	(45,349)	-	-	(164,024)	(1,343)	(210,716)
At 31st March 2003	-	672,355	-	16,609	8,664,991	468,936	9,822,891
Net Book Value							
At 31st March 2003	3,150,000	5,638,976	-	1,144	967,942	178,843	9,936,905
At 31st March 2002	-	6,737,295	1,193,759	3,894	1,047,945	297,137	9,280,030

	Investment Properties £	Freehold Land and Buildings £	Long Leasehold Land and Buildings £	TOTAL £
Company				
Cost				
At 1st April 2002	-	6,840,583	1,485,471	8,326,054
Transfers	2,791,505	(1,306,034)	(1,485,471)	-
Additions	-	3,925	-	3,925
Revaluation	358,495	-	-	358,495
At 31st March 2003	3,150,000	5,538,474	-	8,688,474
Depreciation				
At 1st April 2002	-	549,503	291,712	841,215
Transfers	627,109	(335,397)	(291,712)	-
Revaluation	(627,109)	-	-	(627,109)
Charge for the year	-	71,640	-	71,640
At 31st March 2003	-	285,746	-	285,746
Net Book Value				
At 31st March 2003	3,150,000	5,252,728	-	8,402,728
At 31st March 2002	-	6,291,080	1,193,759	7,484,839



11 TANGIBLE FIXED ASSETS (continued)

Investment Properties in both the Group and Company comprise £1,710,000 of freehold land and buildings and £1,440,000 of long leasehold property.
Freehold and long leasehold land and buildings with a historic cost of £2,791,505 and net book value of £2,164,396 were transferred to investment properties during the year as a result of the properties being let to third parties. The properties were professionally valued on transfer by Fenn Wright Surveyors and Estate Agents on an existing use, open market basis at £3,150,000.

12 FIXED ASSET INVESTMENTS

	Group 2003 £	Group 2002 £	Company 2003 £	Company 2002 £
Investment in subsidiary undertakings:				
Cost at 1st April 2002	-	-	1,222,973	1,222,973
Increase	-	-	2	-
Cost at 31st March 2003	-	-	1,222,975	1,222,973
Advances to subsidiary undertakings				
At 1st April 2002	-	-	551,434	161,448
(Reduction)/Increase in advances	-	-	(141,337)	389,986
At 31st March 2003	-	-	410,097	551,434
Net Book Value				
At 31st March 2003	-	-	1,633,072	1,774,407

Details of the principal subsidiary undertakings of the Company are as follows:

Name	Country of incorporation	Percentage held		Holding
CML Microcircuits (UK) Limited	England	100%	Trading in England	Direct
CML Microcircuits (USA) Inc.	U.S.A.	100%	Trading in U.S.A.	Direct
Integrated Micro Systems Limited	England	100%	Trading in England	Direct
CML Microcircuits (Singapore) Pte Ltd	Singapore	100%	Trading in Singapore	Direct
Radio Data Technology Limited	England	100%	Trading in England	Direct
Applied Technology (UK) Limited	England	100%	Trading in Engalnd	Direct

All of the above companies are involved in the design, manufacture and marketing of specialised electronic devices for use in the telecommunications, radio and data communications industries.

13 STOCKS

	Group 2003 £	Group 2002 £
Raw materials	768,820	1,031,500
Work in progress	298,678	250,714
Finished goods	258,270	350,261
	1,325,768	1,632,475

14 DEBTORS

	Group 2003 £	Group 2002 £	Company 2003 £	Company 2002 £
Amounts falling due within one year:				
Trade debtors	1,790,131	1,643,414	-	-
Other debtors	62,747	63,308	2,858	2,256
Corporation Tax recoverable	545,322	270,376	-	-
Prepayments and accrued interest	81,404	101,921	18,750	-
	2,479,604	2,079,019	21,608	2,256

15 CURRENT ASSET INVESTMENTS

	Group 2003 £	Group 2002 £	Company 2003 £	Company 2002 £
Bank and Certificates of Deposit	8,255,376	9,207,284	-	-

16 CREDITORS

Amounts falling due within one year

	Group 2003 £	Group 2002 £	Company 2003 £	Company 2002 £
Trade creditors	571,309	763,101	-	-
Dividends payable	1,535,161	1,534,894	1,535,161	1,534,894
Corporation tax	257,232	303,497	88,208	88,208
Other taxation and social security costs	399,360	466,796	85,743	97,860
Other creditors	123,139	98,998	39,978	25,065
Accruals and deferred income	438,334	409,704	47,498	18,498
	3,324,535	3,576,990	1,796,588	1,764,525

17 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Financial Instruments

The Group's financial instruments comprise cash balances, current asset investments and items such as trade debtors and trade creditors that arise directly from its operations.
Financial instruments such as investments in and advances to subsidiary undertakings and short term debtors and creditors have been excluded from the disclosures below.

The Group has little exposure to credit and cash flow risk. It is, and has been throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are interest rate/liquidity risk and foreign currency risk. The policies for managing these risks are summarised below and have been applied throughout the year.

Interest Rate/Liquidity Risk

Cash balances are placed so as to maximise interest earned while maintaining the liquidity requirements of the business. The directors regularly review the placing of cash balances.

The gross overdraft facility provided by the Group's principal bankers is £500,000 which is subject to renewal annually.

Foreign Currency Risk

The Group has overseas operations in the USA and Singapore. As a result, the Group's sterling balance sheet could be affected by movements in the US dollar and Singapore dollar to sterling exchange rates. The Group has no significant currency exposure generating gains or losses within the profit and loss account. Foreign currency assets and liabilities generate no gain or loss in the profit and loss account because they are denominated in the currency of the Group operation to which they belong. At 31st March 2003, the Group had net monetary assets denominated in foreign currencies of £7.65 million (2002 £7.96 million), approximately 67% (2002 87%) of which were denominated in US dollars.

Financial Assets

	Floating Rate 2003 £	2002 £
Sterling	3,130,934	4,903,948
US Dollar	5,532,085	6,179,005
Singapore Dollar	936,017	690,402
	9,599,036	11,773,355

The floating rate assets consist of short term cash deposits.
The fair value of the Group's financial assets are considered to be the same as this carrying value.

Financial Liabilities

The Group has no financial liabilities, other than short term creditors.



18 PROVISIONS FOR LIABILITIES AND CHARGES

Provision for deferred taxation is:	Group		Company	
	2003	2002	2003	2002
	£	£	£	£
Accelerated capital allowances	602,243	564,447	677,956	627,779
Tax losses carried forward	(23,786)	-	-	-
Other timing differences	(5,078)	(32,763)	(1,500)	(1,500)
	573,379	531,684	676,456	626,279
Provision at 1st April 2002	531,684	530,000	626,279	530,000
Deferred tax charged in profit and loss account for year (note 7)	41,695	1,684	50,177	96,279
Provision at 31st March 2003	573,379	531,684	676,456	626,279

19 SHARE CAPITAL

	2003	2002
	£	£
Authorised		
25,000,000 Ordinary shares of 5p each (2002 - 25,000,000 Ordinary shares of 5p each)	1,250,000	1,250,000
Issued		
14,620,578 Ordinary shares of 5p each (2002 - 14,618,029 Ordinary shares of 5p each)	731,029	730,901

During the year 2,549 Ordinary Shares of 5p each were issued for a total consideration of £3,760 as a result of employees exercising share options.

Share options

On 28th July 1993 the Company approved at the Annual General Meeting a share option scheme with 1,835,000 Ordinary shares of 5p each available for issue. At 31st March 2003 options had been granted on 1,261,815 Ordinary shares of 5p each (2002- 1,261,815 Ordinary shares of 5p each) from the scheme.
On the 2nd August 2000 the Company approved at the Annual General Meeting a second scheme, which was United Kingdom Inland Revenue Approved. At 31st March 2003 options had been granted on 245,735 Ordinary Shares of 5p each from the scheme (2002 - 245,735 Ordinary shares of 5p each).
Under the two schemes the Company has the authority to grant options over up to 10% of the issued share capital.
The number of shares over which options remained in force at the year end and their exercise period and price was:

	Ordinary Shares of 5p each	
	2003	2002
	No.	No.
From 26th June 2000 to 25th May 2004 at £1.47½	106,539	109,088
From 10th August 2002 to 9th July 2006 at £0.95	15,000	25,000
From 14th June 2003 to 13th May 2007 at £2.92½	335,425	356,895

20 RESERVES

	Group		Company	
	2003	2002	2003	2002
	£	£	£	£
Share premium account				
At 1st April 2002	3,237,277	3,225,877	3,237,277	3,225,877
Issue of Ordinary Shares of 5p each	3,632	11,400	3,632	11,400
At 31st March 2003	3,240,909	3,237,277	3,240,909	3,237,277

	Group		Company	
	2003	2002	2003	2002
	£	£	£	£
20 RESERVES (continued)				
Capital redemption reserve				
At 1st April 2002 and 31st March 2003	254,730	254,730	254,730	254,730
Merger reserve				
At 1st April 2002 and 31st March 2003	-	-	315,800	315,800
Revaluation Reserve				
at 1st April 2002	-	-	-	-
Revaluation during the year	985,604	-	985,604	-
At 31st March 2003	985,604	-	985,604	-
Profit and loss account				
At 1st April 2002	16,433,297	16,170,579	2,454,167	1,474,876
Translation exchange difference	(746,937)	(31,014)	-	-
	15,686,360	16,139,565	2,454,167	1,474,876
Retained (loss)/profit for the year	(1,458,278)	293,732	(93,281)	979,291
At 31st March 2003	14,228,082	16,433,297	2,360,886	2,454,167

At 31st March 2003, cumulative goodwill written off against Group reserves amounted to £545,726 (2002 - £545,726)

Reconciliation of movements in equity shareholders' funds

	Group		Company	
	2003	2002	2003	2002
	£	£	£	£
Total recognised gains and losses relating to the year	315,817	1,798,031	2,427,751	2,514,604
Dividends proposed	(1,535,428)	(1,535,313)	(1,535,428)	(1,535,313)
	(1,219,611)	262,718	892,323	979,291
New share capital subscribed	3,760	11,800	3,760	11,800
Net (decrease)/increase in shareholders' funds	(1,215,851)	274,518	896,083	991,091
Opening shareholders' funds	20,656,205	20,381,687	6,992,875	6,001,784
Closing shareholders' funds	19,440,354	20,656,205	7,888,958	6,992,875

21 CAPITAL COMMITMENTS

Capital commitments which have been contracted for but for which no provision has been made in these financial statements are £nil (2002 - £nil).

22 CONTINGENT LIABILITIES

The Company has given guarantees to third parties amounting to £100,000 (2002 - £100,000).



23 OPERATING LEASE COMMITMENTS

At 31st March 2003 the Group was committed to make the following payments during the next year in respect of operating leases.

	Land and Buildings		Other	
	2003	2002	2003	2002
	£	£	£	£
Leases which expire within 1 year	38,720	-	-	-
Leases which expire within 2 to 5 years	26,767	83,827	129,012	-
Leases which expire after 5 years	34,635	34,635	-	-
	100,122	118,462	129,012	-

24 NOTES TO THE GROUP CASH FLOW STATEMENT

	2003	2002
	£	£
Reconciliation of operating profit to net cash inflow from operating activities.		
Operating (loss)/profit	(578,496)	1,588,366
Depreciation	624,563	768,182
Profit on sale of tangible fixed assets	(5,800)	(28,924)
Decrease in stocks	306,707	404,560
(Increase)/decrease in debtors	(125,639)	984,649
Decrease in creditors	(206,457)	(784,687)
Net cash inflow from operating activities	14,878	2,932,146

Reconciliation of net cash flow to movement in funds.	2003	2002
	£	£
(Decrease)/increase in cash in the year	(1,476,453)	896,756
Translation difference	(697,866)	(29,664)
Movement in funds in the year	(2,174,319)	867,092
Funds at 1st April 2002	11,773,355	10,906,263
Funds at 31st March 2003	9,599,036	11,773,355

Analysis of changes in funds.	Funds at 1st April 2002	Cashflow	Exchange movement	Funds at 31st March 2003
	£	£	£	£
Cash at bank and in hand	2,566,071	(1,080,815)	(141,596)	1,343,660
Current asset investments	9,207,284	(395,638)	(556,270)	8,255,376
Total	11,773,355	(1,476,453)	(697,866)	9,599,036

25 LISTINGS

CML Microsystems Plc Ordinary shares are traded on the Official List of the London Stock Exchange. They are also traded in the form of American Depositary Shares ("ADS's") as evidenced by American Depositary Receipts ("ADR's") in the United States on the over-the-counter market. The ADR's are administered by The Bank of New York, American Depositary Receipts Department, 22nd Floor, 101 Barclay Street, New York, NY 10286.
(SEAQ number: *11508# : CUSIP Number: 125822 20 5).

26 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were formally approved by the Board of Directors on 16th June 2003.

IN US DOLLARS

UNDER UK ACCOUNTING PRINCIPLES

	2003 $	2002 $
Revenue	19,580,352	23,135,714
(Loss)/Income before tax	(509,714)	2,991,791
Net Income per ADR	$0.83	$0.36
Assets		
Cash	15,173,196	16,765,257
Accounts receivable	2,829,660	2,340,222
Inventories	2,095,641	2,324,644
Prepaid expenses	128,675	145,136
Other receivables	961,175	475,166
Total current assets	21,188,347	22,050,425
Property, plant and equipment	15,707,266	13,214,763
Total assets	36,895,613	35,265,188
Liabilities		
Accounts payable	903,068	1,086,656
Other accounts payable and accrued expenses	1,518,789	1,389,109
Income taxes	406,607	432,180
Dividends proposed and accrued	2,426,629	2,185,689
Total current liabilities	5,255,093	5,093,634
Deferred income taxes	906,340	757,118
Total liabilities	6,161,433	5,850,752
Shareholders' equity		
Ordinary shares	1,155,538	1,040,803
Share premium	5,122,905	4,609,882
Revaluation reserve	1,557,944	-
Capital redemption reserve	402,652	362,736
Retained earnings	22,490,329	23,401,015
Total shareholders' equity	30,729,368	29,414,436
Total liabilities and shareholders' equity	36,890,801	35,265,188

The exchange rate used to translate the 2003 figures is that ruling at the 2003 balance sheet date £1 = $1.5807 (2002 - £1 = $1.4240).



UNDER US ACCOUNTING PRINCIPLES

Reconciliation to US Accounting Principles
The following is a summary of the estimated adjustments to profit and shareholders' funds which would be required if US GAAP had been applied instead of UK GAAP.

Profit attributable to shareholders	2003 £000	2002 £000	2003 $000	2002 $000
Profit attributable to shareholders as reported in the Group profit and loss account	77	1,829	122	2,604
Estimated adjustments				
Goodwill amortisation	(13)	(13)	(21)	(19)
Estimated profit attributable to shareholders (net income) as adjusted to accord with US GAAP	64	1,816	101	2,585

Earnings	Per Share	Per Share	Per ADR	Per ADR
Primary	0.53p	12.42p	$0.02	$0.35

Shareholders' funds	2003 £000	2002 £000	2003 $000	2002 $000
Shareholders' funds as reported in the Group balance sheet	19,440	20,656	30,729	29,414
Estimated adjustments				
Capitalisation of goodwill	546	546	863	778
Cumulative amortisation of goodwill	(140)	(127)	(221)	(181)
Dividends	1,535	1,535	2,426	2,186
Estimated Ordinary shareholders' equity as adjusted to accord with US GAAP	21,381	22,610	33,797	32,197

The following are the main differences between UK GAAP and US GAAP which have an effect on the presentation of the Group net income and shareholders' equity of CML Microsystems Plc.

a Goodwill

Under UK GAAP CML has in earlier years written off goodwill, representing the excess of cost over the fair value attributable to the net assets acquired, directly to reserves in the year of acquisition. US GAAP requires that goodwill be recorded on the balance sheet as an intangible asset. The goodwill is required to be amortised over its estimated useful life or a period not to exceed 40 years. For the purpose of US GAAP, CML is amortising goodwill on a straight line basis principally over 40 years.

b Proposed Final Dividends

Under UK GAAP, dividends proposed after the end of an accounting period in respect of that accounting period are deducted in arriving at retained earnings at the end of that period. US GAAP does not recognise proposed final dividends as a reduction of retained earnings as they are declared after the year end.

c Earnings per Ordinary Share

In CML's Group financial statements, basic earnings per Ordinary share are calculated on the net income basis and are computed using the weighted average number of Ordinary shares in issue during the year. Under US GAAP, primary earnings per share are computed using the weighted average number of Ordinary and Ordinary share equivalents outstanding during each year. Ordinary share equivalents include Ordinary shares issuable upon the exercise of share options.

An ADR is equal to two Ordinary shares of the Company.

Report
OF THE INDEPENDENT AUDITORS

To the members of CML Microsystems Plc
We have audited the financial statements on pages 12 to 28 which have been prepared under the accounting policies as set out on pages 16 and 17. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act contained in the Directors' Remuneration Report ("the auditable part").
This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements, and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises only the Report of the Directors, the unaudited part of the Directors' Remuneration Report, the Chairman's Statement and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the auditable part of the Directors' Remuneration Report.

Opinion

In our opinion:

the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31st March 2003 and of the Group profit for the year then ended; and

the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985.

BAKER TILLY
Registered Auditor
Chartered Accountants
2 Bloomsbury Street
London WC1B 3ST

16th June 2003



Notice
OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of CML Microsystems Plc will be held at Greenwoods Estate, Stock Road, Stock, Essex, CM4 9BE on Wednesday 30th July 2003 at 12.00 noon to transact the following business:

ORDINARY BUSINESS
Ordinary Resolutions

1 To receive and adopt the Company's financial statements and the reports of the directors and auditors for the year ended 31st March 2003.

2. To receive and approve the Directors' Remuneration Report for the year ended 31st March 2003.

3 To declare a dividend for the year ended 31st March 2003.

4 To re-elect G. J. Bates who retires from the Board by rotation.

5 To re-appoint Baker Tilly as auditors and authorise the directors to approve their remuneration.

SPECIAL BUSINESS
Ordinary Resolution

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

To renew the authority as given in the general meeting on 31st July 2002 to the Company to make market purchases of the Ordinary shares of 5p each in the capital of the Company as follows:

That the Company be and is hereby authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of the Ordinary shares of 5p each in the capital of the Company provided that:

(i) the maximum number of Ordinary shares hereby authorised to be acquired is 2,191,500 shares or shares amounting to 14.99% of the issued share capital, whichever is the less;

(ii) the minimum price which may be paid for such shares is the nominal value of 5p per share;

(iii) the maximum price which may be paid for such shares is, in respect of a share contracted to be purchased on any day, an amount equal to 105 per cent of the average price of business done, as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

(iv) the authority hereby conferred shall expire on the date of the next Annual General Meeting of the Company or the date fifteen months after the passing of this resolution (whichever shall be the earlier) unless and to the extent that such authority is renewed or extended prior to or on such date and

(v) the Company may make a contract to purchase its own shares under the authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

Special Resolution

To consider, and if thought fit, pass the following resolution as a Special Resolution:

The powers of the directors pursuant to Section 95 of the Companies Act 1985 to allot equity securities (as defined by Section 94 of the Companies Act 1985) in accordance with the general authority for the purpose of Section 80 of the Companies Act 1985 given by Ordinary Resolution passed at the Annual General Meeting of the Company held on 2nd August 2000 as if Section 89(1) of the Companies Act did not apply to the allotment, be and are hereby renewed for a period commencing on the date of the passing of this Resolution and expiring on the date of the next Annual General Meeting of the Company or the date fifteen months after the passing of this resolution (whichever shall be the earlier) up to a nominal amount of £36,500.

Oval Park
Langford, MALDON
Essex CM9 6WG

By order of the Board
N.G. Clark Secretary
16th June 2003

General Notes

A member who is entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not also be a member of the Company. A proxy card is enclosed.

It is proposed to pay the dividend, if approved, on 1st August 2003 to shareholders registered on 4th July 2003.

Shareholder INFORMATION

CML Microsystems Plc Share Price - for year ended 31st March 2003



£3
£2
£1
April 2002
March 2003

FTSE 100 Index - for year ended 31st March 2003



5400
5200
5000
4800
4600
4400
4200
4000
3800
3600
3400
3200
April 2002
March 2003

TechMark 100 Index - for year ended 31st March 2003



750
700
650
600
550
500
April 2002
March 2003

Financial Calendar

2003	
30th July	Annual General Meeting
1st August	Dividend payment date (subject to approval at Annual General Meeting)
30th September	Half-year end
18th November	Anticipated date for Interim Results
2004	
31st March	Year end
8th June	Anticipated date for preliminary announcement of Year-end 31st March 2004 results

Contact Information

CML Microsystems Plc.

Oval Park
Langford
MALDON
Essex
CM9 6WG
England

Tel: +44 (0)1621 875500
Fax: +44 (0)1621 875606
e-mail: group@cmlmicroplc.com
Web: www.cmlmicroplc.com



Microsystems Plc

Oval Park - Langford - Maldon - Essex - CM9 6WG - England
Telephone +44 (0)1621 875500 - Facsimile +44 (0)1621 875606
e-mail: group@cmlmicroplc.com - http://www.cmlmicroplc.com



CML Microcircuits (UK) Ltd
COMMUNICATION SEMICONDUCTORS



CML Microcircuits (Singapore) Pte Ltd
COMMUNICATION SEMICONDUCTORS



CML Microcircuits (USA) Inc.
COMMUNICATION SEMICONDUCTORS

CML Microcircuits (UK) Ltd
Oval Park - Langford - Maldon
Essex - CM9 6WG - England
Tel: [44] (0)1621 875500
Fax: [44] (0)1621 875606
e-mail: sales@cmlmicro.com
www.cmlmicro.com

CML Microcircuits (Singapore) Pte Ltd
No. 2 Kallang Pudding Road
#09-05/06 Mactech Industrial Building - Singapore
349307
Tel: [65] 7450426
Fax: [65] 7452917
e-mail: sg.sales@cmlmicro.com
www.cmlmicro.com

CML Microcircuits (USA) Inc.
4800 Bethania Station Road - Winston-Salem
NC 27105 - USA
Tel: [1] 336 744 5050
Fax: [1] 336 744 5054
e-mail: us.sales@cmlmicro.com
www.cmlmicro.com



Integrated Micro Systems Limited
ASIC SOLUTIONS from CONCEPT to DEVICES



RDT



Applied Technology
Performance RF and Software Solutions

Integrated Micro Systems Limited
9 Riverside - Medway City Estate
Rochester - Kent ME2 4DP - England
Tel: [44] (0)1634 714285
Fax: [44] (0)1634 715298
e-mail: ims.sales@cmlmicro.com
www.ims.co.uk

Radio Data Technology Limited
10 and 11 Taber Place - Crittall Road
Witham - Essex - CM8 3YP - England
Tel: [44] (0)1376 501255
Fax: [44] (0)1376 501312
e-mail: sales@radiodata.co.uk
www.radiodata.co.uk

Applied Technology (UK) Limited
Chelynch Road - Doulting - Shepton Mallet
Somerset - BA4 4RQ - England
Tel: [44] (0)1749 881130
Fax: [44] (0)1749 881133
e-mail: enquiries@app-tech.co.uk
www.app-tech.co.uk